BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Fourth Quarter and Year-end 2001 Results

CALGARY, ALBERTA, (March 14, 2002) - BlackRock Ventures Inc. (TSE:BVI) announced today the financial and operating results of its 2001 activities. Highlights for the year include:

- High impact heavy oil discovery at Seal, Alberta with up to 120 identified development locations;
- An 81% increase in average daily oil production, to 2,575 barrels per day;
- A 21% increase in reserves, with finding costs of $2.82 per barrel;
- Record production revenues and cash flow of $14.1 million and $5.6 million respectively;
- Commercial development application filed for the Hilda Lake SAGD project; and
- 36% reduction in unit operating costs to $5.49/bbl from $8.56/bbl.

Commenting on its 2001 results, John Festival, President, indicated "the discovery at Seal was definitely the highlight for BlackRock in 2001. This will have a big impact on BlackRock and will likely take three or four years to fully develop. Based on the eight delineation wells drilled to date, we see up to 120 additional development locations at a average working interest of 60%. Over the next 12 months we will be testing three additional prospects that we have identified on the Seal play. Our recent $18 million financing will allow us to start the extensive development plan at Seal and to increase our drilling activity at Lloydminster. The Hilda Lake SAGD pilot has been a success and is ready for commercial development once we complete the regulatory process and source financing for the project."

Financial results

Crude oil revenues increased 10% in 2001 to $14.1 million from $12.8 million in 2000. The increase in revenues is attributable to an 81 percent increase in oil production, partially offset by a 39 percent decrease in the average crude oil sales price. Conventional crude oil production averaged 2,575 barrels per day in 2001 compared to 1,422 barrels per day in 2000. The increase in production is due to drilling activities at Lloydminster in late fall 2000, as well as initial production from the new wells at Seal, in northern Alberta. BlackRock received an average wellhead price of $15.00 per barrel in 2001 compared to $24.53 per barrel in 2000. These average unit prices include a hedging loss of $1.41 per barrel in 2001 and $1.76 per barrel in 2000. BlackRock has not hedged any of its 2002 production.

The increased revenues contributed to record cash flows for the year. Cash flow from operations was $5.6 million in 2001 compared to $5.2 million in 2000. Net earnings in 2001 were $0.6 million, or

$0.01 per share, compared to $1.3 million, or $0.02 per share, in 2000.

Production(bbl/day)	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
Conventional heavy oil	2,233	2,317	2,575	1,422
Hilda Lake	663	460	551	406
	2,896	2,777	3,126	1,828

Netbacks (per boe)	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
Revenue	$10.06	$17.35	$15.00	$24.53
Royalties	1.09	2.55	1.82	3.46
Operating costs	5.73	8.47	5.49	8.56
Field netback	$ 3.24	$ 6.33	$ 7.69	$12.51

Fourth quarter revenues and cash flow were impacted by a significant drop in heavy oil prices. In the fourth quarter of 2001, revenues were $2.1 million compare to $3.7 million for the fourth quarter of 2000.The WTI reference price in the last three months of 2001 was US$20.43 per barrel compared with US$31.86 for the last quarter of 2000. This resulted in the wellhead price received by the Company decreasing from $17.35 per barrel in the fourth quarter of 2000 to $10.06 for the same period in 2001. Due to low prices, BlackRock selectively shut-in some of its heavy oil production during the fourth quarter. Cash flow from operations decreased to $0.4 million from $0.7 million for the last quarter of 2000.

Operations Review

Total capital expenditures in 2001 were $9.1 million, with 50% of this amount spent at Seal, Alberta, where the Company announced a major new heavy oil discovery in October. BlackRock has completed an eight well delineation program in the area. A development plan will be established and filed with regulatory authorities, with further drilling planned for next winter.

At the Company's Hilda Lake SAGD pilot, a commercial development application for a 20,000 barrel per day project was filed in August. The Company anticipates approval sometime in 2002.

At Lloydminster, activities were curtailed, with only six wells being drilled, due to low oil prices. However, BlackRock was able to achieve a significant drop in unit operating costs due to lower sand disposal and well servicing costs, and the elimination of propane use at several locations by installing a casing gas gathering system to capture associated gas from these wells.

The Company's oil and gas reserves increased 21% to 8.3 million barrels equivalent in 2001. BlackRock's reserves were evaluated by Sproule Associates Limited, independent engineering consultants.

	Oil Reserves	Natural Gas Reserves	Present Value of Future Cash Flow from Reserves Discounted at		
	Gross	Gross	0%	10%	15%
	(Mbbls)	(mmcf)		($000's)	
Proved developed producing	2,721	322	28,414	22,980	21,032
Proved non-producing	909	142	10,963	5,864	4,565
Proved undeveloped	2,785	-	21,954	13,915	11,314
Total proven	6,415	464	61,331	42,759	36,911
Probable at 50%	1,757	-	16,960	9,774	7,798
Total	8,172	464	78,291	52,533	44,709

At Seal, Sproule has assigned 3.6 million established reserves as at December 31, 2001. Additional reserves will be added as the development plan is implemented. No reserves have been assigned by Sproule to the Hilda Lake SAGD project. The Company's internal estimate is 191 million barrels of recoverable oil, with BlackRock having a 75% working interest.

This news release contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE: BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.
STATEMENTS OF OPERATIONS

(Cdn $ in thousands, except per share amounts)	Three months ended December 31, 2001	2000	Twelve months ended December 31, 2001	2000
	(unaudited)			
Revenues				
Oil and gas	$ 2,068	$ 3,698	$ 14,095	$ 12,772
Royalties	(223)	(549)	(1,714)	(1,802)
	1,845	3,149	12,381	10,970
Expenses				
Production	1,177	1,805	5,155	4,454
General and administrative	238	653	1,257	1,547
Depletion and depreciation	1,018	922	4,616	2,622
	2,433	3,380	11,028	8,623
Operating income (loss)	(588)	(231)	1,353	2,347
Other income (expense)				
Interest income	18	182	195	736
Interest expense	-	-	-	-
Gain on sale of investments	-	-	-	-
	18	182	195	736
Earnings (loss) before income taxes	(570)	(49)	1,548	3,083
Income taxes				
Current	91	137	558	503
Future	(372)	44	433	1,330
	(281)	181	991	1,833
Earnings (loss) for the period	$ (289)	$ (230)	$ 557	$ 1,250
Earnings (loss) per share	$ (0.01)	$ 0.00	$ 0.01	$ 0.02

All revenues and expenses from the Company's Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.

At December 31, 2001, the Company had 54,201,304 common shares outstanding.

BLACKROCK VENTURES INC.

STATEMENTS OF CASH FLOWS

(Cdn $ in thousands)	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
	(unaudited)			
Cash provided by (used in):				
Operating Activities				
Earnings (loss) for the period	$ (289)	$ (230)	$ 557	$ 1,250
Non-cash charges to earnings				
Depletion and depreciation	1,018	922	4,616	2,622
Future income taxes	(372)	44	433	1,330
Gain on sale of investments	-	-	-	-
Cash flow from operations	357	736	5,606	5,202
Net change in non-cash working capital	(175)	1,255	(233)	1,176
	182	1,991	5,373	6,378
Investment Activities				
Additions to oil and gas properties	(1,334)	(8,641)	(9,052)	(20,763)
Sale of oil and gas properties	-	-	1,341	-
Other assets	1	(35)	(10)	(76)
Net change in non-cash working capital	(1,104)	5,000	(6,868)	5,281
	(2,437)	(3,676)	(14,589)	(15,558)
Financing Activities				
Net proceeds on issue of common shares	79	4	175	22
Decrease in cash	(2,176)	(1,681)	(9,041)	(9,158)
Cash and term deposits, beginning of period	3,869	12,415	10,734	19,892
Cash and term deposits, end of period	$ 1,693	$ 10,734	$ 1,693	$ 10,734

BLACKROCK VENTURES INC.
BALANCE SHEETS

(Cdn $ in thousands)	December 31, 2001	December 31, 2000
Assets		
Current		
Cash and term deposits	$ 1,693	$ 10,734
Accounts receivable	1,132	2,323
Prepaid expenses	118	85
	2,943	13,142
Oil and gas properties	43,823	40,342
Other assets	70	90
	$ 46,836	$ 53,574
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 1,781	$ 10,040
Provision for site restoration	618	262
Future income taxes	5,188	4,755
	7,587	15,057
Shareholders' Equity		
Common shares	49,946	49,771
Deficit	(10,697)	(11,254)
	39,249	38,517
	$ 46,836	$ 53,574

Exemption No. 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Completes Successful Winter Drilling at its Seal Heavy Oil Play

---

CALGARY, ALBERTA, (April 1, 2002) - BlackRock Ventures Inc. (TSE:BVI) announced today that it has completed its winter drilling program at its exciting new heavy oil discovery at Seal, in northern Alberta.

BlackRock has drilled and tested a total of eight wells, with seven of the wells now on production, cumulatively producing in excess of 1,700 barrels of oil per day (1,040 barrels per day net to BlackRock). We are confident of the sustainability of the reservoir as the discovery well drilled at Seal has produced over 50,000 barrels of oil in its first 200 days of production, and is still producing at a restricted rate of 240 barrels of oil per day. In addition, three of the wells have tested in excess of 400 barrels of oil per day each. Production from the field continues to be cut back due to the lack of heavy oil infrastructure in the area.

Commenting on the results of the drilling program, Tim Kozmyk, Vice President, Exploration indicated that "the success achieved so far from the Seal discovery has exceeded our expectations. We are optimistic that we could have up to 110 future development locations on the two blocks of acreage we have tested. In addition, we have significant upside potential from three other adjacent properties BlackRock owns in the Seal area. We plan to aggressively pursue testing of these blocks of land this summer and next winter."

Production from the Seal area will be temporarily impacted in the second quarter due to spring breakup; however, development plans will continue. A down-spacing application will be filed with regulatory authorities, road upgrading is planned for the summer and the Company is considering construction of a battery facility late in 2002. The first phase of development drilling is planned for late 2002 or early first quarter of 2003.

John Festival, President of BlackRock commented that "Seal is a significant discovery for BlackRock. The two prospects that we have delineated to date have added considerable value for our shareholders. We believe the three additional blocks of land in the area that we plan to test could substantially add to the value of the Seal play. We are also currently pursuing construction of a pipeline in the area which would improve wellhead netbacks. Our experience has shown that due to negligible sand and water production Seal will be a low cost operating area."

BlackRock is a public company whose business strategy is focused on the exploration, development and production of heavy oil in western Canada. Its core properties include Seal and Hilda Lake in Alberta, and Lloydminster in Saskatchewan.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown

risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE:BVI),
visit our website, www.blackrock-ven.com

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